UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

POINTE FINANCIAL CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
73084P100
(CUSIP Number)
Phillip Goldberg Foley & Lardner LLP 321 North Clark Street, Suite 2800 Chicago, Illinois 60610 (312) 832-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 26, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73084P100	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barbara Wortley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 54,125 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 54,125 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,935

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.6%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1.	Security and Issuer.

Common Stock, $.01 par value (the “Common Stock”) Pointe Financial Corporation (the “Company”) 21845 Powerline Road Boca Raton, Florida 33433

Item 2.	Identity and Background.

        (a)        This statement is filed by Barbara Wortley (the “Reporting Person”).

        (b)        The Reporting Person’s business address is 456 Alexander Palm Road, Boca Raton Florida 33432.

        (c)        The Reporting Person’s principal occupation is the administrative assistant to the president and chief executive officer of Liberty Research Inc. Liberty Research Inc. is a medical research company. The address of Liberty Research Inc. is at Route 17, Waverly, New York 14892.

        (d)        During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)        During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

        (f)        The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

        The Reporting Person acquired 54,125 of the shares of Common Stock reported herein through open market purchases using the Reporting Person’s personal funds. The Reporting Person has borrowed against the shares of Common Stock owned by her on a margin basis from Bear, Stearns & Co. (“Bear Stearns”) and Merrill Lynch & Co. (“Merrill”), in accordance with Bear Stearns’ and Merrill’s customary terms and conditions. In addition to any margin loans outstanding on the Reporting Person’s shares of Common Stock, all or part of her shares of Common Stock may from time-to-time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Reporting Person.

Page 3 of 7 Pages

        In addition to the shares of Common Stock set forth above, the Reporting Person is a party to an Option Agreement for the Purchase of Stock, dated January 20, 2004, between the Reporting Person and Morris Massry, a director of the Issuer (the “Option Agreement”). Under the terms of the Option Agreement Mr. Massry granted the Reporting Person the option to purchase 164,810 shares of Mr. Massry’s shares of Common Stock on an “all or none” basis, so that the Reporting Person, should she exercise such option, is required to purchase all, and not less than all, 164,810 shares which are the subject of such option (the “Option Shares”). The exercise price of such option is $24.00 per share, or an aggregate of $3,955,440. The Reporting Person paid Mr. Massry $100,000 in consideration of the grant of the Option Agreement. The option was originally to expire May 10, 2004, but was extended, pursuant to the terms of the Option Agreement, to September 10, 2004. The Reporting Person paid Mr. Massry an additional $100,000 for such extension. The Option Agreement provides that Mr. Massry retains all dividends which may be declared on the Option Shares and all voting rights. Any non-cash dividends payable in Common Stock of the Company are subject to the Option Agreement, which also includes any shares of Common Stock that Mr. Massry acquires through the exercise of any option, call or similar contractual right held by Mr. Massry on the date of the Option Agreement. The Option Agreement also includes any shares issued in connection with a merger, recapitalization, consolidation, stock split, reorganization, combination, share exchange or like circumstance prior to the exercise of the option.

        On August 26, 2004, the Reporting Person sent notice to Mr. Massry, as required by the terms of the Option Agreement, of her intent to exercise the option to purchase the Option Shares on September 10, 2004. The closing of the purchase of the Option Shares is to occur on October 15, 2004.

        In addition to the Option Shares, the Option Agreement provides for the sale to the Reporting Person or her assigns of 50,000 shares of Common Stock upon execution and delivery of the Option Agreement at a purchase price of $24.00 per share. Concurrently with her execution of the Option Agreement, the Reporting Person assigned her right to purchase 17,000 shares to two individuals not related to her, and the right to purchase the remaining 33,000 shares to Liberty Lighting Pension Fund. The plan administrator of the portion of the Liberty Lighting Pension Fund which purchased such shares is Joe Wortley, the Reporting Person’s husband. Mr. Wortley’s sole relationship to the Liberty Lighting Pension Fund is as a plan administrator. On June 14, 2004, the portion of the Liberty Lighting Pension Fund for which Mr. Wortley acts as plan administrator, transferred all shares of Common Stock of the Company to a portion of the Liberty Lighting Pension Fund controlled by a plan administrator other than Mr. Wortley. Mr. Wortley has no beneficial interest in the Liberty Lighting Pension Fund nor in any of the securities which it owns.

Item 4.	Purpose of Transaction.

        The Reporting Person acquired her shares of Common Stock for the purpose of investment. As noted above, the Reporting Person will exercise her option to purchase the Option Shares. In addition, on July 27, 2004, the Reporting Person filed a Solicitation Statement on Schedule 14A to solicit agent designations in order to provide for the calling a special meeting of the shareholders of the Company for the purpose of considering and voting upon a proposal targeted at removing three members of the Board of Directors of the Company (the “Proposal”). To date, the Reporting Person has received sufficient agent designations to make a demand upon the Company to call such special meeting of the shareholders. In the event that such special meeting is called, the Reporting Person intends to solicit proxies to vote shares at such special meeting in support of the Proposal. The Reporting Person does not intend to nominate any persons to fill any such vacant director positions.

Page 4 of 7 Pages

        Except as specifically set forth in this statement, the Reporting Person has no plans or proposals which relate to or would result in:

        (a)        The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

        (b)        An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

        (c)        A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (d)        Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e)        Any material change in the present capitalization or dividend policy of the Company;

        (f)        Any other material change in the Company’s business or corporate structure;

        (g)        Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any other person;

        (h)        Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i)        A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j)        Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

        (a)-(b)        At August 31, 2004, the aggregate number of shares of Common Stock beneficially owned by the Reporting Person was 218,935, or approximately 9.6% of the Company’s issued and outstanding shares. This number of shares held beneficially by the Reporting Person includes 164,810 shares which constitute the Option Shares. Until the closing of the purchase of the Option Shares on October 15, 2004, the Reporting Person has no rights to any cash dividends which may be declared on the Option Shares or any voting rights with respect to the Option Shares. Other than the Option Shares, the Reporting Person has sole voting and dispositive power as to all of the 54,125 shares of Common Stock held by her.

Page 5 of 7 Pages

        (c)        Other than the notice of exercise with respect to the Option Shares, the Reporting Person’s sole transaction in the Common Stock effected during the past sixty (60) days is a sale of 50,000 shares of Common Stock on August 25, 2004.

        (d)        As noted above, Mr. Massry has the right to receive all cash dividends of the Option shares prior to the closing of the purchase of the Option Shares on October 15, 2004.

        (e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        See the information set forth in Item 3 above.

Item 7.	Material to be Filed as Exhibits.

        None.

Page 6 of 7 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 1, 2004.

By:  /s/ Barbara Wortley
        Barbara Wortley

Page 7 of 7 Pages